As filed with the Securities and Exchange Commission on October 26, 2007
Registration No. 333-124521

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
__________________________

ALSIUS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	20-2620798 (I.R.S. Employer Identification Number)
15770 Laguna Canyon Road, Suite 150
Irvine, California 92128
(949) 453-0150
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
__________________________

William Worthen
President and Chief Executive Officer
Alsius Corporation
15770 Laguna Canyon Road, Suite 150
Irvine, California 92128
(949) 453-0150
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
__________________________

Copy To:

Ethan Feffer, Esq.
Sheppard, Mullin, Richter & Hampton LLP
650 Town Center Drive, 4th Floor
Costa Mesa, California 92626
(714) 513-5100
Fax: (714) 513-5130

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective until such time that all of the shares of common stock being offered hereunder have been sold.

If the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Amount Being Registered (5)	Proposed Maximum Offering Price Per Share (6)	Proposed Maximum Aggregate Offering Price (6)	Amount of Registration Fee
Common Stock	17,698,200 (1)	$5.00	$88,491,000.00	-- (8)
Common Stock	43,716 (2)	$5.49	$240,000.84	$ 7.37(7)(8)
Units	425,000 (3)	$7.50	$3,187,500.00	-- (9)
Common Stock included in Units	425,000 (3)	--	--	--
Warrants included in Units	850,000 (3)	--	--	--
Common Stock	850,000 (4)	$7.25	$6,162,500.00	-- (9)
TOTAL			$98,081,000.84	$ 7.37(7)(8)(9)

(1)           17,698,200 shares of common stock issuable upon exercise of outstanding warrants sold pursuant to Registration Statement on Form S-1 (No. 333-124521) for which a registration fee in the amount of $11,505.18 was previously paid.

(2)           43,716 shares of common stock issuable upon the exercise of outstanding warrants issued to Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services.

(3)           425,000 units, including 425,000 shares of common stock and 850,000 warrants underlying such units, issuable upon exercise of an outstanding unit purchase option sold pursuant to Registration Statement on Form S-1 (No. 333-124521) for which a registration fee in the amount of $375.17 was previously paid.

(4)           850,000 shares of common stock, underlying the 850,000 warrants included in the unit purchase option sold pursuant to Registration Statement on Form S-1 (No. 333-124521), for which a registration fee in the amount of $625.28 was previously paid.

(5)           Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions as a result of the anti-dilution provisions contained in the warrants.

(6)           Based on exercise price pursuant to Rule 457(g)(1).

(7)           Securities remain registered and unsold, pursuant to Registration Statement No. 333-124521, which was initially filed by the Registrant on May 2, 2005.  Pursuant to Rule 457(p), the registration fee required is offset against the filing fee associated with the unsold securities registered under Registration Statement No. 333-124521, all of which unsold securities are hereby deregistered.

(8)           Previously paid and based on 19,550,000 shares previously registered pursuant to Registration Statement on Form S-1 (No. 333-124521).

(9)           Previously paid and based on 425,000 units and 850,000 shares previously registered pursuant to Registration Statement on Form S-1 (No. 333-124521).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October    , 2007

PROSPECTUS

ALSIUS CORPORATION
19,016,916 Shares of Common Stock
425,000 Units
850,000 Warrants

This prospectus relates to 17,698,200 shares of our common stock, par value $0.0001 per share, which are issuable upon the exercise of warrants originally issued in our initial public offering (when we were named Ithaka Acquisition Corp.) pursuant to a prospectus dated August 17, 2005 and 43,716 shares of our common stock, which are issuable upon the exercise of a warrant originally issued to Merrill Lynch Capital. In order to obtain the shares, the holders of the warrants issued in our initial public offering must pay an exercise price of $5.00 per share for the 17,698,200 shares underlying these warrants and the holders of the warrant issued to Merrill Lynch Capital must pay an exercise price of $5.49 per share for the 43,716 shares underlying this warrant. We will receive proceeds from the exercise of the warrants but not from the sale of the underlying common stock.

This prospectus also relates to 425,000 units, each consisting of one share of common stock and two warrants, which are issuable upon the exercise of a unit purchase option originally issued in our initial public offering to EarlyBirdCapital, Inc., the representative of the underwriters, pursuant to a prospectus dated August 17, 2005.  In order to obtain the units, the holders of the unit purchase option must pay an exercise price of $7.50 per unit for the 425,000 units underlying this option.  In order to obtain the shares underlying such warrants, the holders of the warrants issued upon exercise of the unit purchase option must pay an exercise price of $7.25 per share for the 850,000 shares underlying these warrants.  We will receive proceeds from the exercise of the unit purchase option and the exercise of the underlying warrants but not from the sale of the underlying common stock.

Our shares of common stock and our warrants are currently traded on the NASDAQ Capital Market under the symbols ‘‘ALUS’’ and “ALUSW,” respectively. As of October 25, 2007, the closing sale price of our common stock was $ 4.27 and the closing sale price of our warrants was $ 0.60.

We are located at 15770 Laguna Canyon Road, Suite 150, Irvine, California 92128. Our telephone number is (949) 453-0150.

Investing in our securities involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page 2 of this prospectus for a discussion of information that should be considered before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

Explanatory Note

This Post-Effective Amendment No. 1 on Form S-3 contains an updated prospectus relating to the offering and sale of units issuable upon exercise of a unit purchase option that was previously issued to the representative of our underwriters and shares of common stock issuable upon exercise of warrants that were previously issued to public investors in connection with the registrant’s initial public offering which were (together with certain other securities of the registrant) initially registered by the registrant on the Registration Statement on Form S-1 (File No. 333-124521) declared effective by the Securities and Exchange Commission on or about August 17, 2005.  This Post-Effective Amendment No. 1 on Form S-3 is being filed to convert such Registration Statement on Form S-1 into a Registration Statement on Form S-3 and in connection with the offering and sale of shares of common stock issuable upon exercise of a warrant issued to our lender.  All filing fees payable in connection with the registration of these securities were previously paid in connection with the filing of the original registration statement.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements and other information incorporated by reference from our other filings with the Securities and Exchange Commission (“SEC”). Unless otherwise stated in this prospectus, references to ‘‘registrant,’’ ‘‘we,’’ ‘‘us’’ or ‘‘our company’’ refer to Alsius Corporation. An investment in our shares of common stock involves risks. Therefore carefully consider the information provided under the heading ‘‘Risk Factors’’ beginning on page 3.

We were formed as a blank check company, named Ithaka Acquisition Corp., to effect a business combination with an unidentified operating business in the healthcare industry. On August 23, 2005, we consummated our initial public offering (“IPO”) of 8,500,000 units. On September 20, 2005, we closed on an additional 349,100 units that were subject to the underwriters’ over-allotment option. Each unit consists of one share of our common stock and two warrants. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $5.00 per share. The units were sold at an offering price of $6.00 per unit, generating total gross proceeds of $53,094,600. In the IPO, we also sold to EarlyBirdCapital, Inc., the representative of the underwriters, for $100, as additional compensation, an option to purchase up to a total of 425,000 units at $7.50 per unit. The units issuable upon exercise of this option are identical to those offered in the IPO except that the warrants included in the option have an exercise price of $7.25.

On October 2, 2006, we entered into an agreement and plan of merger, as amended and restated as of May 1, 2007, for the acquisition of all of the outstanding capital stock of Alsius Corporation, a California corporation, which is referred to herein as Alsius. Alsius is a commercial-stage medical device company that develops, manufactures and sells proprietary, innovative products to precisely control patient temperature in hospital critical care settings. Alsius markets a comprehensive suite of catheter-based intravascular temperature management products that, based on management’s experience and knowledge of the industry and discussions with physicians, address an unmet clinical need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients.

On June 21, 2007, our stockholders voted to approve the agreement and plan of merger, and Ithaka Sub Acquisition Corp., a California corporation and our wholly owned subsidiary, consummated a merger with Alsius.  Effective upon closing of the merger, the we changed our name to Alsius Corporation and Alsius changed its name to Alsius Medical Corporation and became our wholly owned subsidiary. See our definitive proxy statement (Commission File No. 000-51632) dated June 8, 2007 (“June 2007 Proxy Statement”) for a description of the material terms of the merger.

In connection with the merger, Merrill Lynch Capital, a division of Merrill Lynch Financial Services, as lender under Alsius’s senior secured credit facility, was granted a warrant to purchase 43,716 shares of our common stock at an exercise price of $5.49 per share.

A summary of our business and operations, and the business and operations of Alsius, is included in our June 2007 Proxy Statement.

THE OFFERING

Securities Offered:
17,698,200 shares of common stock, underlying warrants with an exercise price of $5.00 per share. The warrants expire on August 16, 2009.

43,716 shares of common stock, underlying a warrant with an exercise price of $5.49 per share. The warrant expires on June 21, 2017.

450,000 units, including 425,000 shares of common stock and 850,000 warrants, underlying a unit purchase option with an exercise price of $7.50 per unit.  The unit purchase option expires on August 16, 2010.

850,000 shares of common stock, underlying the unit purchase option warrants with an exercise price of $7.25 per share.  The warrants expire on August 16, 2009.

Number outstanding before this offering:
18,253,500 shares.

This figure does not include 2,814,850 shares issuable pursuant to options (both vested and unvested) granted under Alsius’s equity incentive plan to employees, consultants and non-employee board members.

Number to be outstanding after this offering:
37,270,416 shares, assuming exercise of the unit purchase option and all of the warrants.

This figure does not include 2,814,850 shares issuable pursuant to options (both vested and unvested) granted under Alsius’s equity incentive plan to employees, consultants and non-employee board members.

NASDAQ Capital Market symbol for our common stock:	ALUS

NASDAQ Capital Market symbol for our warrants:	ALUSW

Offering proceeds:
Assuming the exercise of the unit purchase option and all the warrants for cash, we will receive gross proceeds of $98,081,000.84. If the unit purchase option and warrants are exercised, we intend to use the proceeds for working capital, operating expenses and other general corporate purposes. If at the time the warrants are exercised we have incurred indebtedness, we may also use the proceeds to repay indebtedness.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should,” or, in each case, their negative or other variations or comparable terminology. These statements are based on management’s current expectations, but actual results may differ materially due to various factors, including, but not limited to:

•	our reliance on a significant portion of our revenues from a limited number of customers;

•	the uncertainty as to whether we can replace our declining backlog;

•	risks involved in properly managing complex projects;

•	risks relating to revenues under customer contracts, many of which can be canceled on short notice;

•	risks related to the implementation of our strategic plan, including the ability to make acquisitions and the performance and future integration of acquired businesses; and

•	other risks and uncertainties disclosed in our filings with the SEC.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and developments in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. The forward-looking events included herein speak only as of the date of this prospectus and are qualified in their entirety by the cautionary statements contained in or referred to in this section. We assume no obligation to update any forward-looking statements, other than as may be required by applicable laws.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus before making a decision to invest in our common stock.

Risks Related to Alsius’s Business

The funds we received in the merger may not be sufficient for us to operate our business beyond 2008, which may require us to raise additional funds.

When the merger with Ithaka closed in June 2007, $50.0 million of the proceeds from Ithaka’s IPO that were being held in trust, with the interest earned thereon, were released to be used, among other things, to fund ongoing working capital needs. We believe such funds will be sufficient to fund our operations at least through 2008. Thereafter, in order to meet our working capital obligations, we may need to raise additional financing through public or private equity offerings, or secure other sources of financing to fund our operations. The failure to secure additional financing could have a material adverse effect on the continued development or growth of our business.

We have not yet been able to finance our operations with the cash generated from our business and in the opinion regarding our 2006 financial statements, our previous independent registered public accounting firm stated that there is a substantial doubt regarding our ability to continue as a going concern. If we do not generate cash sufficient to finance our operations, we will need additional financing to continue our growth.

We have not yet generated sufficient cash from operations to finance our business. Our 2006 audited financial statements have been prepared assuming that we would continue as a going concern. Operations to date have been financed principally through the private placement of equity securities and debt securities convertible to equity. We have not reported an operating profit for any year since our inception, and from our inception through June 30, 2007, we had accumulated losses of $87.3 million. We expect to incur net losses for the foreseeable future. These losses may be substantial and we may never achieve or maintain profitability. These factors raise substantial doubt about our ability to continue as a going concern.

If our cash flow is insufficient in the future to finance our expenses, we may need to finance our growth through additional debt or equity financing or reduce costs. Any additional financing that we may require in the future may not be available at all or, if available, may be on terms unfavorable to us. Our inability to finance our growth, either internally or externally, would limit our growth potential and our ability to implement our business strategy.

Our ability to market our CoolGard and ThermoGard systems and accompanying disposable catheters in the United States is limited to fever control in neuro-intensive care patients and temperature management in cardiac and neuro surgery patients. If we want to expand our marketing claims to cardiac arrest or other uses, we will need to obtain additional FDA clearances or approvals, which may be expensive and time-consuming and may not be successful.

In the United States, the Food and Drug Administration, or FDA, has only cleared our CoolGard and ThermoGard systems for use with our Cool Line catheter for fever reduction, as an adjunct to other antipyretic therapy, in intubated and sedated patients with cerebral infarction and intracerebral hemorrhage who require access to central venous circulation. Our CoolGard and ThermoGard systems used with our Icy or Fortius catheter have been cleared in the United States only for use in cardiac surgery patients to achieve and maintain normothermia during surgery and in recovery and intensive care, and to induce, maintain and reverse mild hypothermia in neuro surgery patients in surgery and in recovery and intensive care. These clearances restrict our ability to market our products in the United States for treatment outside these specific cleared indications.

In 2004, we submitted a 510(k) notification to the FDA to have our products cleared for cardiac arrest. In March 2005, the FDA convened a meeting of the Circulatory System Devices Panel to consider the data submitted in the 510(k) notification. Following that meeting in 2005, we withdrew our request for cardiac arrest clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. We decided not to conduct such a trial at that time because we wanted to focus on marketing our products for their cleared indications. In the future, we intend to obtain the required clinical data to support a renewed submission for cardiac arrest clearance by participating in clinical trials in collaboration with others or conducting our own human clinical trials. Additionally, we may pursue FDA clearances or approvals to market our products for other applications, such as inducing hypothermia in patients with stroke or acute myocardial infarction. These trials may be expensive and time-consuming, and we cannot assure you that the FDA will ultimately grant our clearance or approval for such indications.

If we do not obtain FDA clearance for cardiac arrest, or other indications, we may be at risk for liabilities and lost revenue as a result of off label use, as discussed in the next risk factor below.

We may lose significant revenue and incur significant liability if it is determined under FDA regulations that we are promoting off-label use of our products.

A significant portion of our current revenue is, and anticipated future revenue increasingly will be, derived from the sale of our products to treat cardiac arrest. We have regulatory clearances to sell our products in Europe and in other countries outside the United States to treat cardiac arrest, but we do not have FDA clearance to sell our products in the United States to treat cardiac arrest. In the United States, the use of our products to treat cardiac arrest is and will be considered off-label use unless and until we receive regulatory clearance for use of our systems and catheters to treat cardiac arrest patients. We intend to conduct a clinical trial for cardiac arrest approval in the United States, which we expect to begin in the fourth quarter of 2007 and, if successful, conclude with an FDA clearance in 2011. There is no assurance, however, that such a clearance will be obtained.

We do not track how physicians use our products after they are purchased, and cannot identify what percentage of our revenues are derived from off-label use. We are aware, however, that physicians in the United States are using our products off-label to treat cardiac arrest, and expect this use to increase. We believe this is due in large part to the 2006 American Heart Association recommendation that cooling be used to treat cardiac arrest. We have received increasing inquiries from U.S. physicians interested in using our products to treat cardiac arrest, in addition to cleared indications. In addition, in order to gather general market data and help us work with the FDA to design a clinical trial for cardiac arrest, our field personnel have recently begun to ask hospitals why they are interested in purchasing our products. Of approximately 300 U.S. hospitals queried, over half have indicated they are interested in cooling cardiac arrest patients, in addition to our cleared indications. We have also seen a similar level of interest in Europe, where our products are cleared for cardiac arrest. Based on these interest levels, we estimate it is possible that between 20% and 40% of our current U.S. revenues (or between 10% and 20% of our worldwide revenues) could be derived from off-label use. We also estimate that over time up to 50% of our U.S. revenues (or approximately 25% of our worldwide revenues) could be derived from purchases of our products to treat cardiac arrest.

Under the Federal Food, Drug and Cosmetic Act and other laws, we are prohibited from promoting our products for off-label uses. This means that we may not make claims about the safety or effectiveness of our systems and catheters for the treatment of cardiac arrest patients, and may not proactively discuss or provide information on the use of our products for the treatment of cardiac arrest patients, with very limited exceptions. Physicians, however, may lawfully choose to purchase our products and use them off-label. For example, we have clearance to sell our products to induce, maintain and reverse hypothermia in neurosurgery patients. A physician could use the same product to induce, maintain and reverse hypothermia in cardiac arrest patients, which would be an off-label use.

The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for off-label uses. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies, and even criminal sanctions. Due to these constraints, our sales and marketing efforts focus only on cleared indications for its products. When a hospital or physician expresses interest in potential off-label use, our field personnel (sales representatives and clinical specialists) have been trained to limit their discussion or training of our products only to their general attributes for cooling and warming a patient, and the on-label indications. Our clinical applications specialists work in hospitals to instruct physicians and nurses on how to use our CoolGard units, and how to run the unit once our catheter has been inserted into the patient. The specialists do not, however, select which patients receive treatment or assist in the insertion of the catheter, both of which are done by the physician. The specialists thus do not determine the type of treatment (i.e., on-label or off-label) for which our products are used, and products are used in the same manner whether the patient is receiving an on- or off-label treatment. We do, upon request, disseminate information relating to the use of our products for off-label uses such as cardiac arrest. The FDA Modernization Act (“FDAMA”) permits companies to respond in a non-promotional manner to unsolicited requests from doctors and hospitals for off label-information. We respond to such requests in a manner we believe is permitted under the FDAMA, by providing copies of and citations to articles that discuss off-label uses.

We do not believe any of our activities constitute promotion of off-label use. Should the FDA determine, however, that our activities constitute promotion of off-label use, the FDA could bring action to prevent us from distributing our products within the United States for the off-label use, could impose fines and penalties on us and our executives, and could prohibit us from participating in government healthcare programs such as Medicare and Medicaid. We could be required to substantially change our sales, promotion and educational activities. If we are prevented from distributing our products in the United States to treat cardiac arrest, we could lose an estimated 10% and 20% of our current revenues, and up to 25% based on future estimates. FDA actions concerning the promotion of off-label uses are typically expensive, disruptive and burdensome, and generate negative publicity. As a result, such an action could affect our reputation generally and interfere with our ability to sell our products even for approved uses. This would have an even greater negative impact on our sales and financial condition, and may require us to raise additional capital, which may not be available, or, if available may be dilutive to existing stockholders.

In addition to liability under FDA regulations, we may also incur significant liability related to off-label use under other federal and state laws and regulations.

In addition to potential FDA action, other federal and state authorities could bring action against us if they believe our activities constitute promotion of off-label use. The Federal False Claims Act, and similar state laws, imposes civil liability on any person or entity who submits, or causes the submission of a false or fraudulent claim to the U.S. or state government. Damages under such laws can be significant, including fines and penalties. The Federal False Claims Act also allows a private individual or entity to sue on behalf of the government to recover the civil penalties and treble damages. The U.S. Department of Justice has enforced the Federal False Claims Act against pharmaceutical manufacturers whose promotional practices were found to have included the off-label promotion of drugs. These cases were brought on the grounds that the off-label promotion resulted in the submission of false claims to federal and state healthcare entitlement programs such as Medicare and Medicaid. Such manufacturers have entered into settlements with the federal government under which they paid amounts and entered into agreements that require substantial reporting and remedial actions. The federal authorities, and state equivalents, may likewise seek to enforce the False Claims Act against medical device manufacturers, which may result in similar penalties and have an adverse effect on our U.S. sales. Action could also be brought against us under the Federal Anti-Kickback Act and the Health Insurance Portability and Accountability Act (HIPAA), and equivalent state laws, if we were deemed to have induced physicians to make false claims for services provided. This action can be brought regardless of whether the false claims related to on-label or an off-label use. The probability of success of such an action would be significantly increased if there were an existing finding that our products were misbranded or adulterated, which could result if the products were considered to be marketed for off-label uses.

We face uncertainty related to pricing, reimbursement and health care reform, which could reduce our revenue. In addition, if we are found to be marketing our products for off-label uses, we can be barred from federal and state reimbursement programs, which could jeopardize all of our U.S. sales.

Sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations. Both the federal and state governments in the United States, and foreign governments, continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for our products, and we cannot predict the scope of any future changes or the impact that those changes would have on our operations.

Adoption of our products by the medical community in the United States may be limited if doctors and hospitals do not receive full reimbursement for our products. Currently, existing procedure codes only cover reimbursement for a portion of the cost of our products. We do not have a specific Current Procedural Terminology, or CPT, reimbursement code for our products in the United States. The use of our product is paid for via two mechanisms. It is expensed within general Diagnosis Related Groups (DRG) and there is a small remuneration provided to the physician for a central line insertion. All our catheters have central line features. There are no disease specific billing codes that apply to the use of our product in the off label cardiac arrest indication. Physicians and hospitals have been using reimbursement codes related to central venous catheters or other critical care codes for our products, which provide only partial reimbursement.

Current cost control initiatives may decrease coverage and payment levels for existing and future products and, in turn, the price that we can charge for any existing product or those that we develop or market in the future. For example, the Medicare Modernization Act revised the Medicare payment methodology for many drugs covered under Medicare. We cannot predict the full impact of the new payment methodologies on our business. We are also impacted by efforts by private third-party payors to control costs. We are unable to predict all changes to the coverage or reimbursement methodologies that will be employed by private or government payors. Any denial of private or government payor coverage or inadequate reimbursement for procedures performed using our products could harm our business and reduce our revenue.

If we are found by the FDA or other federal or state authorities to be marketing our products for off-label uses, we may be temporarily or permanently barred from participating in government sponsored healthcare programs such as Medicare and Medicaid. We estimate that up to 25% of our current revenues may come from Medicare and Medicaid. However, if we are barred from participating in such programs, hospitals may refuse to purchase our products altogether. As a result, such a ban from participating in these programs could jeopardize all of our U.S. sales.

The FDA has required that we place a warning label on our Cool Line catheter and that we collect safety data on the Cool Line. If the FDA concludes that the Cool Line catheters pose a statistically significant safety risk, it could require that we conduct additional clinical studies or recall the Cool Line in the United States, which could materially impact the sales and marketability of our Cool Line Products in the United States.

We obtained 510(k) clearances for the current indications for which we market our products. However, the FDA may seek to limit or revoke our clearances if safety or effectiveness problems develop. In 2002, we completed a 296-patient randomized, controlled clinical trial in support of our initial regulatory submission to the FDA. Based on the trial results, in August 2003, the FDA granted us 510(k) clearance for our CoolGard system and Cool Line catheter for treatment of fever reduction in patients with cerebral infarction and intracerebral hemorrhage. As a result of higher mortality rates in the clinical trial among patients treated for fever reduction following subarachnoid hemorrhage and primary traumatic brain injury, the FDA did not clear the Cool Line for these two indications. In addition, the FDA required that we place a warning label on our Cool Line catheter which states that the Cool Line is not cleared for treatment of these two indications, and discloses the mortality data associated with the two cleared and two non-cleared indications.

The FDA also required that we conduct a post market surveillance, or PMS, study of 200 patients treated with our Cool Line versus 200 patients from the same hospitals treated with conventional fever control therapies. In February 2006, we filed a report with the FDA on the first 83 patients in the PMS study, which we believed showed good safety results. However, if these results or subsequent PMS safety data ultimately cause the FDA to conclude that our Cool Line catheters pose a statistically significant safety risk, the FDA could require that we conduct additional clinical studies or recall the Cool Line in the United States. Either of these potential FDA actions could materially impact the sales and marketability of our Cool Line products in the United States.

The long sales cycle for our system may cause revenue and operating results to vary significantly quarter to quarter and year to year.

The decision to purchase our CoolGard and ThermoGard systems and catheters often involves a significant commitment of resources and a lengthy evaluation process. We need to convince hospitals and critical care providers that our products are more effective than, and provide advantages over, competing temperature management products. Hospital purchases often involve a committee decision requiring approval of multiple decision makers including physicians, nurses and administrators. As a result, our sales process varies by hospital and country. In addition, a hospital typically uses funds from its capital equipment budget to purchase our CoolGard and ThermoGard systems. Budget constraints and the need for multiple approvals within the hospital may delay the purchase decision for our products. This can result in a lengthy sales process, sometimes as long as six months to a year. The long sales cycle for our system may cause our revenue and operating results to vary significantly quarter to quarter and year to year.

We depend on several large customers for our international sales, and a loss of or decline in sales to such customers may significantly reduce our revenue.

A significant portion of our sales in Europe are to a few key distributors.  In 2006, Euromed and Fuchs Medical accounted for 24% and 4%, respectively, of Alsius’s revenue. For the six months ended June 30, 2007, Euromed and Fuchs Medical accounted for 6% and 4%, respectively, of our revenue. From time to time, other international distributors may also account for a large portion of our revenue. Our contract with Euromed covered Austria and Germany. We decided to terminate our contract with Euromed effective May 2007, in order to enter into a new contract that covers Austria, and a separate contract with another distributor, Elan, for Germany, which previously acted as Euromed’s subdistributor of our products in Germany. In May 2007, we entered into a new contract with Elan for Germany, but are still in the process of negotiating a contract for the territory of Austria. There is no assurance, however, that we will be successful in completing a contract for sales in Austria, which we estimate accounted for approximately 8% of our revenues in 2006. For the six months ended June 30, 2007, Elan accounted for 18% of our revenue.  Our contracts with Elan and other international distributors do not assure us significant minimum purchase volume. If a contract with a distributor is terminated for cause or by us for convenience, the distributor will have no obligation to purchase products from us. Our contracts with future distributors will typically have similar terms, and will not assure us of long-term minimum purchase volumes. The loss of, or any sudden decline in business from, any significant distributor, likely would lead to a significant decline in our revenue. We may not be able to retain this or other large customers or any other significant distributor. If we were to lose or any large distributor, it may take significant time to replace the distributor and the revenue generated by them, and we may not ultimately be able to do so.

We have a limited history of commercial sales that makes it difficult to predict future performance and could impair our ability to grow revenue or achieve or maintain profitability.

We were incorporated in December 1991 and recapitalized and reorganized our operations and business in November 1998 to focus on intravascular temperature management. We began very limited sales of earlier versions of our products in Europe in December 2000 and began a more significant international sales launch of our current products in February 2004, when we started building a current network of independent distributors. We began sales in the United States in April 2004 through our own direct sales force. Consequently, we have a limited history of commercial sales of our products, which hinders us from accurately predicting sales and managing our inventory levels. As we expand our business, managing our inventory levels may become more difficult and may affect our cash position and results of operations. Our inability to forecast future revenue or estimated life cycles of products may result in inventory-related charges that would negatively affect our gross margins and results of operations.

If we are unable to achieve continued market penetration with conventional temperature management products, we will be unable to compete effectively.

We principally compete with companies that sell conventional temperature management products such as cooling and warming blankets, ice packs and other external devices. We also compete against companies with newer surface temperature management products, such as Medivance, Inc., a privately held company that sells self-regulating cooling pads. Additionally, we compete with companies that have developed other intravascular approaches that are either pre-commercialization or in very early stages of commercialization. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share. We may also face competition from manufacturers of pharmaceuticals and other products that have not yet been developed.

Our ability to compete effectively depends upon our ability to distinguish our products and includes such factors as:

•	product performance;

•	development of successful distribution channels, both domestically and internationally;

•	success and timing of new product development and introductions;

•	intellectual property protection; and

•	quality of customer support.

Cooling and warming blankets are more widely used and less expensive than our products. Newer surface cooling pads have been on the market for approximately the same amount of time as our products and are currently offered at prices similar to those offered for our products. If our potential customers have already purchased competing products, they may feel the need to recoup the cost of those products before they consider purchasing our products, even if they believe our products are superior. If we are unable to achieve continued market penetration, we will be unable to compete effectively. In addition, some of our current and potential competitors may have significantly greater financial, research and development, manufacturing and sales and marketing resources than we do. Our competitors could use their greater financial resources to acquire other companies to gain enhanced name and brand recognition and market share, as well as new technologies or products that could effectively compete with our products.

Ours products are subject to product defects, recalls or failures, which could harm our financial results.

In manufacturing our products, we depend on third parties to supply various components. Many of these components require a significant degree of technical expertise to produce. Complex medical devices, such as our CoolGard and ThermoGard systems, can experience performance problems in the field that require corrective action. If our suppliers fail to produce components to our specifications, or if the suppliers or we use defective materials or poor workmanship in the manufacturing process, the reliability and performance of our products will be compromised. We cannot assure you that our testing procedures will adequately identify all defects in our products or that component failures, manufacturing errors, or inadequate labeling, that could result in an unsafe condition or injury to the operator or the patient, will not occur. If any defects occur, we may incur warranty or repair costs, be subject to claims for damages related to product defects, be required to recall products, or experience manufacturing, shipping or other delays or interruptions as a result of these defects. Any recall would divert management attention and financial resources and could expose us to product liability or other claims, which may not be adequately covered by insurance, and may harm our reputation with customers. A recall involving our CoolGard or ThermoGard systems could be particularly harmful to our business and financial results, because our CoolGard and ThermoGard systems are necessary components that allow our catheters to work.

Risks Related to Our Regulatory Environment

If we fail to maintain U.S. Food and Drug Administration and other government clearances for our current products and indications, or if we fail to obtain clearances for additional products and indications, our business would be significantly harmed.

Compliance with FDA, state and other regulations is complex, expensive and time-consuming. The FDA and state authorities have broad enforcement powers. Federal and state regulations, guidance, notices and other issuances specific to medical devices regulate, among other things:

•	product design, development, manufacturing and labeling;

•	product testing, including electrical testing, transportation testing and sterility testing;

•	pre-clinical laboratory and animal testing;

•	clinical trials in humans;

•	product safety, effectiveness and quality;

•	product manufacturing, storage and distribution;

•	pre-market clearance or approval;

•	record keeping and document retention procedures;

•	product advertising, sales and promotion;

•	PMS and medical device reporting, including reporting of deaths, serious injuries or other adverse events or device malfunctions; and

•	product corrective actions, removals and recalls.

Our failure to comply with any of the foregoing could result in enforcement actions by the FDA or state agencies, which may include fines, injunctions, penalties, recalls or seizures of our products, operating restrictions or shutdown of production. Any noncompliance may also result in denial of our future requests for 510(k) clearance or pre-market approval (PMA) of new products, new intended uses or modifications to existing products and could result in the withdrawal of previously granted 510(k) clearance or PMA. If any of these events were to occur, we could lose customers and our product sales, business, results of operations and financial condition would be harmed.

We may be unable to obtain or maintain international regulatory qualifications, clearances or approvals for our current or future products and indications, which could harm our international business.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, exports of medical devices from the United States are regulated by the FDA. We have obtained a Conformité Européenne, or CE Mark, in Europe for temperature management in patients for whom a central venous catheter is warranted. We have obtained a regulatory license to market our products in Canada for cooling and warming critical care patients, including for cardiac arrest. We have also obtained regulatory clearance to market our products in Australia for cooling and warming critical care patients, and have applied for similar clearances in China, Japan and other Asian countries. Complying with international regulatory requirements can be an expensive and time-consuming process and clearance or approval is not certain. The time needed to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and the requirements for such clearances may be more expensive. Foreign clearances may significantly differ from FDA requirements, and we may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products in international markets.

We may be subject to production halts and penalties if we or our third-party vendors fail to comply with FDA manufacturing regulations, which could harm our business.

We are required to comply with the FDA’s Quality System Regulation, or QSR, which applies to our facility and the facilities of our third-party component manufacturers and sterilizers. The QSR sets forth minimum standards for the design, production, quality assurance packaging, sterilization, storage and shipping of our products. Our products are also covered by FDA regulation that imposes record keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to our products, as well as incorporating certain safety features in the design of our products. The FDA enforces the QSR and performance standards through periodic unannounced inspections. We and our third-party component manufacturers, suppliers and sterilization providers are subject to FDA inspections at all times. Our failure or the failure of our component manufacturers, suppliers and sterilization providers to take satisfactory corrective action in response to an adverse QSR inspection or failure to comply with applicable performance standards could result in enforcement actions, including a public warning letter, a shutdown of manufacturing operations, a recall of products, and civil or criminal penalties.

Future enhancements of our products or new products we may develop may require new clearances or approvals or require that we cease selling such products until new clearances or approvals are obtained, which would harm our revenue and future profitability.

We plan to make modifications to our CoolGard and ThermoGard systems and such modifications may require that we apply for additional 510(k) clearances. Any modification to a 510(k)-cleared device that would constitute a change in its intended use, design or manufacture could require a new 510(k) clearance or, possibly, a PMA. If the FDA requires that we submit a new 510(k) or PMA application for the modifications, we may be required to cease promoting or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to fines or other penalties. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We will spend considerable time and money complying with federal, state and foreign regulations in addition to FDA regulations, and, if we are unable to fully comply with such regulations, we could face substantial penalties.

In addition to FDA regulations, we are subject to extensive U.S. federal and state regulations and the regulations of foreign countries in which we conduct business. The laws and regulations that affect our business, in addition to the Federal Food, Drug and Cosmetic Act and FDA regulations include, but are not limited to:

•	state consumer, food and drug laws, including laws regulating manufacturing;

•	the federal anti-kickback statute, which prohibits compensation for arranging a good or service paid for under federal health care programs;

•	Medicare regulations regarding reimbursement and laws prohibiting false reimbursement claims;

•	federal and state laws protecting the privacy of patient medical information, including the Health Insurance Portability and Accountability Act;

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection; and

•	regulations similar to the foregoing outside the United States.

If our operations are found to be in violation of any health care laws or regulations, we may be subject to civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and curtailment of our operations. If we are required to obtain permits or licenses under these laws, we may be subject to additional regulation and incur significant expense. The risk of being found in violation of these laws is increased by the fact that many of them have not been fully or clearly interpreted by the regulatory authorities or the courts, and their provisions are subject to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

Risks Related to Our Operations

We depend upon a limited number of suppliers for the components of our products, making us vulnerable to supply shortages and price fluctuations, which could effect our customer demand and our revenue could decline.

Many of the components and materials used in our products are manufactured by a limited number of suppliers, and in some cases one supplier. Any supply interruption or an increase in demand beyond our suppliers’ capabilities could harm our ability to manufacture our products until a new source of supply is identified and qualified, which could result in lower revenue. Identifying and qualifying additional suppliers for the components used in our products, if required, may not be accomplished quickly or at all and could involve significant costs. In particular, there is only one supplier of a key mechanical component of our CoolGard and ThermoGard systems, and only one supplier of a key molded component of our catheters. If these suppliers decide not to supply us with the requisite components or if there is any other interruption or delay in the supply, we may be unable to obtain alternate suppliers at acceptable prices or in a timely manner. If supply interruptions were to occur, our ability to meet customer demand would be impaired and customers may decide to cancel orders or switch to competitive products. Switching components or materials may require product redesign and new submissions to the FDA that could significantly delay production or, if the FDA refuses to approve the changes, stop us from manufacturing and selling our products.

We are subject to risks associated with international sales that could harm our financial condition and results of operations.

International sales accounted for 57%, 54% and 59% of our revenue for 2006 and the six months ended June 30, 2006 and 2007, respectively. Although we intend to increasingly focus on sales in the United States, we believe that a significant percentage of our future revenue will continue to come from international sales. In particular, we rely on a network of third-party distributors to market and sell our products in non-U.S. markets. The success of our international sales depends upon a number of factors beyond our control, including the effectiveness and skill of our distributors and their willingness to commit resources and prioritize the sale of our products. These parties may not have the same interests as we do in marketing our products. If these distributors do not actively sell our products, we may be unable to increase or maintain our current level of international revenue. In order to grow our business and expand the territories into which we sell our products internationally, we will need to attract additional skilled distributors in key geographic areas. We cannot assure you that distributors will be available on acceptable terms.

Additionally, international sales are subject to a number of other risks, including:

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	customs clearance and shipping delays; and

•	political and economic instability.

Additionally, our products and manufacturing facilities are subject to review and inspection by foreign regulatory agencies. Foreign authorities have become increasingly stringent and we and our distributors may be subject to more rigorous regulation in the future. Our failure or the failure of our distributors to comply with foreign regulations may restrict our and our distributors’ ability to sell our products internationally.

Our success depends on our ability to mange ours business as we increase the scale of our operations.

It may be difficult for us to control costs if we significantly expands our sales, marketing and manufacturing capacities. Changes in manufacturing and rapid expansion of personnel may mean that less experienced people are producing and selling our products, which could result in unanticipated costs and disruptions to our operations. Our success in growing our business will depend upon our ability to implement improvements in our operational systems, realize economies of scale, manage multiple development projects, and continue to expand, train and manage our personnel and distributors worldwide. If we cannot scale and manage our business to expand sales of our products, we may not achieve our desired growth and our financial results may suffer.

We have no experience manufacturing our products in large volumes and at a cost that would enable widespread commercial use.

We have only produced our CoolGard and ThermoGard systems and our catheters in low volumes to date. We have no experience in large-volume manufacturing of our systems and catheters. As we manufacture more, we may encounter problems controlling cost and quality. If we cannot manufacture a sufficient supply of our products at required quality levels, market acceptance of our products may be negatively impacted.

We depend on key personnel to operate our business effectively, and the loss of key personnel could harm us.

Our success depends on the skills, experience, technical knowledge and efforts of our officers and other key employees. Alsius does not have employment contracts that require any of its officers or other key employees to remain with Alsius for any period. Any of our officers and other key employees may terminate their employment at any time. In addition, we do not maintain “key person” life insurance policies covering any of our employees. The loss of any of our senior management could disrupt our business.

If a natural or man-made disaster strikes ours facility, we may be unable to manufacture products for a substantial amount of time and ours revenue could decline.

We only have one manufacturing facility, which is located in Irvine, California. We are vulnerable to damage from natural disasters, such as earthquakes, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. Our facility and the equipment that it uses to produce our products could require substantial lead-time to repair or replace. In the event of a disaster, we would not have the ability to immediately shift production to another facility or rely on third-party manufacturers. If we were to shift production from one facility to another, we would need FDA authorization to manufacture the product in the new facility. This could take up to six months and we may not be able to outsource manufacturing during that time. We currently carry business interruption insurance with a policy limit of $4.4 million. Our insurance coverage may not be sufficient in scope or amount to cover potential losses, and we do not plan to purchase additional insurance to cover such losses due to the cost of such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to Intellectual Property

Intellectual property rights may not provide adequate protection for ours products, which could adversely affect our competitive position and may permit others to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and products. As of June 30, 2007, our products were covered by 34 issued U.S. patents. We also have U.S. patent applications pending directed to current and future products. As of June 30, 2007, our products were covered internationally by five issued patents. We have other foreign patent applications pending directed to current and future products. Our patents covering our key markets generally expire between 2018 and 2022. Our foreign patents and applications include patents filed initially in certain countries and patents filed initially in the United States for which it then sought foreign coverage by way of the Patent Cooperation Treaty, or PCT. We cannot be certain which, if any, of its patents individually or as a group will permit us to gain or maintain a competitive advantage. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will provide meaningful protection against competitors or against competitive technologies. Furthermore, the issuance of a patent is not conclusive as to its validity or enforceability. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. Competitors could reverse engineer  our products and attempt to replicate them, design around our protected technologies or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

We use trademarks to protect our company name and certain of our product names. Alsius, CoolGard, ThermoGard, Cool Line, Icy and Fortius are registered trademarks in the United States and the European Union. We may also rely on common law protections from time-to-time for unregistered trademarks. Since no registration is required in order to establish common law rights to a trademark, it can be difficult to discover whether anyone has trademark rights in a particular mark. If we have to change our name or the name of our products due to infringement, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We also seek to protect our intellectual property using confidentiality agreements with our employees, consultants and certain vendors. However, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees despite confidentiality agreements and other legal restrictions. Monitoring the unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect its intellectual property will be effective.

If our intellectual property rights are not adequately protected, our competitive position could be adversely affected.

Our products could infringe the intellectual property rights of others. This may lead to costly litigation, result in payment of substantial damages or royalties and prevent us from using technology essential to our products.

In the medical device industry there is often extensive litigation and administrative proceedings regarding patent infringement and intellectual property rights. We cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of others. Intellectual property litigation, with or without merit, is expensive and time-consuming and could divert management’s attention. If our products and their uses are successfully challenged, we could be required to pay substantial damages and be prohibited from using technologies essential to our products without the permission of their owners. We do not know whether permission to use others’ intellectual property would be available to us on satisfactory terms, or whether we could redesign our products to avoid infringement. We expect that any competitive advantage we may enjoy from our technologies, such as those of our CoolGard and ThermoGard systems and catheters, may diminish over time as companies create their own innovations. We will only be able to protect our technologies from unauthorized use by others to the extent that we can pay to enforce our rights, including through litigation.

Risks Related to Our Securities

There will be a substantial number of shares of common stock available for sale in the future that may increase the volume of common stock available for sale in the open market and may cause a decline in the market price of our common stock.

The consideration issued in the merger to the former Alsius security holders included 8,000,000 shares of our common stock and up to 6,000,000 shares of our common stock if certain revenue targets are met during the years 2007, 2008 and 2009. Pursuant to the agreement and plan of merger, and subject to the provisions of Rule 144 under the Securities Act, the shares issued in the merger are restricted and will not be publicly saleable for a period of one year following the consummation of the merger. Beginning one year after the closing of the merger and subject to the volume limitations and other provisions of Rule 144, one-half of the shares issued to each former Alsius security holder may be sold in the public market and the remaining shares of our common stock issued in the merger may be sold in the public market after eighteen months following the closing. Because the restrictions imposed by the agreement and plan of merger are in addition to those imposed by law, including Rule 144, any amount of sales allowed pursuant to the provisions of the agreement and plan of merger would be limited to the amount saleable pursuant to Rule 144 if the latter amount is the lower of the two. As a result, for the allowable sales, the presence of such additional shares eligible for trading in the public market may have an adverse effect on the market price of our common stock.

Our outstanding warrants and unit purchase option may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding redeemable warrants to purchase an aggregate of 17,698,200 shares of common stock issued in the IPO and a warrant to purchase an aggregate of 43,716 shares of our common stock issued to the lender under Alsius’s senior secured credit facility became exercisable after the consummation of the merger. These will be exercised only if the $5.00 per share exercise price for the warrants covering the 17,698,200 shares, or the $5.49 per share exercise price in the case of the warrant covering the 43,716 shares, is below the market price of our common stock. The unit purchase option to purchase 425,000 units, including 425,000 shares of common stock and 850 warrants underlying such units, issued in the IPO also became exercisable after the consummation of the merger. The option will be exercised only if the $7.50 per unit exercise price is below the market price of our common stock and the underlying warrants will be exercised only if the $7.25 per share exercise price for the warrants underlying the units is below the market price of our common stock. To the extent the warrants and the unit purchase option are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of such shares.

You will not be able to exercise your warrants if we do not have an effective registration statement in place when you desire to do so.

No warrants issued in the IPO will be exercisable, and we will not be obligated to issue shares of common stock upon exercise of warrants by a holder unless, at the time of such exercise, we have a registration statement under the Securities Act in effect covering the shares of common stock issuable upon the exercise of the warrants and a current prospectus relating to that common stock. The registration statement of which this prospectus is a part was effective as of the date on the cover of the prospectus, and we have agreed to use our best efforts to keep the a prospectus current until the warrants expire or are redeemed. However, we cannot assure you that we will be able to do so. Additionally, we have no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances. The warrants may be deprived of any value, the market for the warrants may be limited and the warrants may expire worthless if there is no current registration statement in effect covering the shares of common stock issuable upon the exercise of the warrants or the prospectus relating to the common stock issuable upon the exercise of the warrants is not current. If the warrants expire worthless, this would mean that a person who paid $6.00 for a unit in our IPO and who did not sell the warrants included in the unit would have effectively paid $6.00 for one share of our common stock.

Risks Related to Our Experience as a Public Company

Prior to the merger, we did not have operations, and Alsius had never operated as a public company. Fulfilling our obligations incident to being a public company will be expensive and time consuming.

Prior to the merger, both we, as a company without operations, and Alsius, as a private company, had maintained relatively small finance and accounting staffs. We have maintained limited disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our limited activities prior to the merger, but we have not been required to maintain and establish such disclosure controls and procedures and internal controls as are required with respect to a business such as Alsius with substantial operations following the merger. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of NASDAQ, we must implement additional internal and disclosure control procedures and corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs.

We will need to strengthen our internal controls over financial reporting in order to ensure that we are able to report financial results accurately and on a timely basis. If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information.

Prior to the merger in June 2007, Alsius operated as a relatively small privately held company and we have identified several areas of our internal controls over financial reporting that we will need to strengthen so that we can meet our reporting obligations as a public company in a timely and accurate manner. However, we cannot assure you that material weaknesses, significant deficiencies and control deficiencies in our internal controls over financial reporting will not be identified when we are required to conclude on the effectiveness of our internal control over financial reporting, and provide the related attestation report of our registered public accounting firm, beginning with the period for the year ending December 31, 2008. We will incur substantial expenses relating to improving our internal control over financial reporting. Our accounting and financial reporting functions may not currently have all of the necessary resources to ensure that we will not have significant deficiencies or material weaknesses in our system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	inappropriate management override of policies and procedures; and

•	the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information.

USE OF PROCEEDS

Assuming the exercise of the unit purchase option and all the warrants for cash, we will receive gross proceeds of $98,081,000.84. If the unit purchase option and warrants are exercised, we intend to use the proceeds for working capital, operating expenses and other general corporate purposes. If at the time the warrants are exercised we have incurred indebtedness, we may also use the proceeds to repay indebtedness. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the units, including 425,000 shares of common stock and 850,000 warrants underlying such units, offered hereby is determined by reference to the exercise price of the unit purchase option. The exercise price of the unit purchase option is $7.50 per unit. The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the warrants. The exercise price of the IPO warrants covering 17,698,200 shares of common stock is $5.00 per share. The exercise price of the warrant issued to our lender covering 43,716 shares of common stock is $5.49 per share. The exercise price of the warrants underlying the unit purchase option covering 850,000 shares of common stock is $7.25 per share.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company.  Pursuant to the terms of the unit purchase option, the units will be distributed to the option holder delivering a duly executed and completed exercise form to us together with payment for the exercise price.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Orange County, California.

EXPERTS

The balance sheets of Alsius Medical Corporation (formerly Alsius Corporation) as of December 31, 2006 and 2005, and the related statements of operations, shareholders’ deficit or equity and cash flows for the years then ended incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, the previous independent registered public accounting firm for Alsius Medical Corporation, as set forth in its report, which contains an explanatory paragraph relating to Alsius Medical Corporation’s ability to continue as a going concern as discussed in Note 2 to the financial statements, appearing in the June 2007 Proxy Statement, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheets of Alsius Corporation (formerly Ithaka Acquisition Corp.) as of December 31, 2006 and December 31, 2005 and the related statements of operations, stockholders’ equity and cash flows for the period from April 4, 2005 (inception) to December 31, 2005, the year ended December 31, 2006 and the cumulative period from April 4, 2005 (inception) to December 31, 2006 incorporated by reference in this prospectus have been audited by Goldstein Golub Kessler LLP, the previous independent registered public accounting firm for Alsius Corporation, as set forth in its report, appearing in the Annual Report on Form 10-KSB for the year ended December 31, 2006 and the June 2007 Proxy Statement, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

As reported in Alsius Corporation’s Current Report on Form 8-K filed on June 27, 2007, Alsius Corporation dismissed Goldstein Golub Kessler LLP as its independent registered public accountant following the acquisition of Alsius Medical Corporation in June 2007. At the same time, Alsius Medical Corporation dismissed PricewaterhouseCoopers LLP as its independent registered public accountant.  Going forward, Alsius Corporation has engaged Deloitte & Touche LLP to serve as independent registered public accounting firm for it and its consolidated operating subsidiary, Alsius Medical Corporation.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed on March 21, 2007;

•	our Quarterly Report son Form 10-Q for the quarter ended March 31, 2007 filed on May 15, 2007 and for the quarter ended June 30, 2007 filed on August 14, 2007;

•	our Current Reports on Form 8-K filed January 8, 2007, March 14, 2007, April 5, 2007, May 2, 2007, June 27, 2007, as amended July 6, 2007, August 14, 2007, and September 21, 2007;

•	the description of our common stock contained in our Form 8-A, filed July 12, 2007, including any amendment or report filed for the purpose of updating the description of our common stock;

•	our Definitive Proxy Statement filed June 8, 2007; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of securities.

Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to Alsius Corporation, 15770 Laguna Canyon Road, Suite 150, Irvine, California 92128, Attention: Chief Financial Officer. or (949) 453-0150 extension 154.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus, which is part of a registration statement filed with the SEC, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement and exhibits filed with the registration statement.

You may also read and copy any materials we have filed with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings, including reports, proxy statements and other information regarding issuers that file electronically with the SEC, are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

No person is authorized to give any information or to make any representation other than those contained in this prospectus, and if made such information or representation must not be relied upon as having been given or authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The delivery of this prospectus will not, under any circumstances, create any implication that the information is correct as of any time subsequent to the date of this prospectus.

ALSIUS CORPORATION
19,016,916 Shares of Common Stock
425,000 Units
850,000 Warrants
__________________________

PROSPECTUS
__________________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

The other expenses payable by the registrant in connection with the issuance and distribution of the securities being registered are estimated as follows:

SEC Registration Fee	$12,505.63 *
Legal Fees	$50,000.00
Accounting Fees	$25,000.00
Miscellaneous	$10,000.00
TOTAL	$97,505.63

*Previously paid. See Explanatory Note following cover page of this Post-Effective Amendment No. 1 on Form S-3 to Form S-1.

Item 15.   Indemnification of Directors and Officers.

The registrant’s Amended and Restated Certificate of Incorporation provides that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Registrant to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Item 16.   Exhibits.

See the Exhibit Index immediately following the signature pages, which is incorporated herein by reference.

Item 17.   Undertakings.

(a)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement; and

iii.           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 on Form S-3 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on October 26, 2007.

ALSIUS CORPORATION

By:	/s/ William J. Worthen
William J. Worthen
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul A. Brooke, William J. Worthen and Brett L. Scott his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 26, 2007. This document may be executed by the signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title

/s/ William J. Worthen William J. Worthen	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Brett L. Scott Brett L. Scott	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Paul A. Brooke Paul A. Brooke	Chairman of the Board

/s/ Eric M. Hecht Eric M. Hecht	Director

/s/ Wende S. Hutton Wende S. Hutton	Director

/s/ Jack W. Lasersohn Jack W. Lasersohn	Director

/s/ Gregory D. Waller Gregory D. Waller	Director

/s/ Kurt C. Wheeler Kurt C. Wheeler	Director

EXHIBIT INDEX

Exhibit	Description
4.1	Specimen Unit Certificate (incorporated by reference from Exhibit 4.1 to Registrant’s Registration Statement on Form S-1 (File No. 333-124521) filed May 2, 2005)

4.2	Specimen Common Stock Certificate (incorporated by reference from Registrant’s Current Report on Form 8-K dated June 21, 2007 and filed on June 27, 2007)

4.3	Specimen Warrant Certificate (incorporated by reference from Exhibit 4.3 to Registrant’s Registration Statement on Form S-1 (File No. 333-124521) filed May 2, 2005)

4.4	Form of Unit Purchase Option (incorporated by reference from Exhibit 4.4 to Registrant’s Registration Statement on Form S-1 (File No. 333-124521) filed May 2, 2005)

4.5	Warrant Agreement (incorporated by reference from Exhibit 4.5 to Registrant’s Registration Statement on Form S-1 (File No. 333-124521) filed May 2, 2005)

5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP*

15.1	Letter of Goldstein Golub Kessler LLP re unaudited interim financial information*

23.1	Consent of PricewaterhouseCoopers LLP*

23.2	Consent of Goldstein Golub Kessler LLP*

23.3	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)

* Filed herewith.